Nova Energy, Inc.

2050 Russet Way

Ste. 190

Carson City, NV 89703

775-720-9411 (Phone)

801-640-2800 (Fax)

novaenergy@shaw.ca

May 4, 2009

US Securities & Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Attn: H. Roger Schwall

Re:

Nova Energy, Inc.

Amendment 4 to Registration Statement on Form 10

Filed March 25, 2009

File # 0-27693

Dear Mr. Schwall:

I am responding to your letter dated April 20, 2009, regarding the above-referenced filing for Nova Energy, Inc. After receiving explanations and advisements specifically with respect your comments Nos. 2 & 3, from a helpful Craig Arakawa, I am re-submitting an amended 10-Q for the fiscal quarter ended December 31, 2008.  It was also our understanding from my conversation with Mr. Arakawa that there is no request from the Commission for us to file another amended Form 10 along with this amended Form 10-Q.

Form 10-Q for the fiscal quarter ended December 31,2008

General

1.

Please include an explanatory note at the forepart of your amended filing to inform readers of the reasons for your filing an amendment. We suggest that you contact us by telephone in advance of filing your next amendment to discuss your plan for resolving the issues identified in this letter.

Response:

“Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

We are filing this Amended Form 10-Q as a result of comments we received from the Securities and Exchange Commission regarding the use of outdated guidance in our interim reports, our failure to accurately represent the evaluation of your disclosure controls and procedures as of December 31, 2008 and, erroneous language included or omitted in Exhibit 31and Exhibit 32.”

Note 1 – Basis of Presentation, page 8

2.

We note that you have not complied with prior comment 4 regarding references to superseded accounting literature in your filing. We see that you continue to reference outdated guidance in both of your subsequent interim reports, specifically literature related to your impairment testing of long lived assets. Please correct your disclosures to provide the correct reference to current accounting literature.

Response:

(On page 9):  “Long-Lived Assets - In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed significantly before the end of its estimated useful life.”

Controls and Procedures, page 15

3.

We note you have not complied with prior comment 6 regarding your evaluation of your disclosure controls and procedures as of December 31, 2008. Although we see that you have provided additional disclosures to indicate that errors were made in the filing of the Form 10-Q for the quarter ended December 31, 2008, you continue to conclude that your disclosure controls and procedures and internal control over financial reporting are effective. Given that you omitted the required year-to-date financial statements, included disclosures of outdated accounting policies, and did not file the proper form of officer certifications, we do not see support for your conclusion. Therefore, we expect that you will need to revise your disclosure to clarify that your disclosure controls and procedures and internal control over financial reporting were not effective as of December 31, 2008.

Response:

(On page 14) “Based on management’s evaluation as of the end of the interim reports for both December 31, 2008 and September 30, 2008, our management, chief executive officer and chief financial officer, Daymon Bodard, has re-evaluated the effectiveness of our disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, and has concluded that our disclosure controls and procedures were not effective.  Management was remiss in over-looking the requirement to file the year-to-date financials in the quarters ended December 31, 2008 and September 30, 2008 respective quarterly filings, incorporating out of date accounting policy disclosures and submitted an incomplete officer certification.  Management has worked with its auditors, Moore and Associates, Chartered, to correct these deficiencies in this amended Form 10-Q, in order to ensure that material information about our business and operations is recorded, processed, summarized and publicly reported within the time periods required under the Exchange Act, and that this information is accumulated and communicated to our management to allow timely decisions about required disclosures.”

Exhibits

4.

We note you have not complied with prior comment 9 regarding the certifications attached as Exhibits 31. Although your response indicates you have re-submitted your certification to comply with Item 601(b)(31) of Regulation S-K, we do not see any revision made to the exhibits to conform with the required language. Therefore, we reissue prior comment 9.

Response:

This has been amended per your comment.

5.

It appears that all Exhibit 32 certifications you have filed relate to “Our, Inc.” a Delaware corporation, rather than Nova Energy, Inc. Please file the appropriate certification in an amended Form 10 Q.

This has been corrected per your comment.

Response:

We acknowledge that:

•

we are responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking action with respect to the filings; and

•

we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your patient consideration.

Sincerely,

/s/ Daymon Bodard

Daymon Bodard

President and CFO of

Nova Energy, Inc.

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